                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



           -----------------------------------------------------------


                                    FORM 11-K


         [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


           -----------------------------------------------------------


                             Full title of the Plan:

                   GATX LOGISTICS, INC. CASH ACCUMULATION PLAN



         Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                              GATX Logistics, Inc.

          1301 Riverplace Blvd, Suite 1200, Jacksonville, Florida 32207
                                 (904) 396-2517

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     GATX LOGISTICS, INC. CASH ACCUMULATION PLAN
                                                      (Name of Plan)

                                              By: /s/  Ronald E. Peterca
                                                  -----------------------------
                                                        Ronald E. Peterca
                                                       (Plan Administrator)


Dated: June 25, 1999

                   GATX Logistics, Inc. Cash Accumulation Plan

            Index to Financial Statements and Supplemental Schedules
                         for Annual Report on Form 11-K


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors...............................................4

Consent of Independent Auditors..............................................5

Statements of Net Assets Available for Benefits..............................6

Statements of Changes in Net Assets Available for Benefits with Fund
  Information................................................................7

Notes to Financial Statements................................................9

Line 27a--Schedule of Assets Held for Investment Purposes....................14

Line 27d--Schedule of Reportable Transactions................................15

REPORT OF INDEPENDENT AUDITORS

Benefits Committee
GATX Logistics, Inc. Cash Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of GATX Logistics, Inc. Cash Accumulation Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               Ernst & Young LLP
Jacksonville, Florida
May 13, 1999

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-06315) pertaining to the GATX Logistics, Inc. 401(k) Cash Accumulation Plan of GATX Corporation of our report dated May 13, 1999, with respect to the financial statements of the GATX Logistics, Inc. 401(k) Cash Accumulation Plan for the year ended December 31, 1998 included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

                                                               ERNST & YOUNG LLP

Jacksonville, Florida
                                  June 29, 1999

                   GATX LOGISTICS, INC. CASH ACCUMULATION PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1998

                                                         DECEMBER 31
ASSETS:                                             1998            1997
                                                 -----------     -----------
Investments, at fair value:
  Putnam Voyager Fund                            $11,522,758     $ 9,709,203
  Managed Income Portfolio II                      6,918,637       6,456,274
  Puritan Fund                                     2,301,185       1,680,177
  Spartan US Equity Index                          3,247,914       2,182,831
  Equity Income                                    1,002,406         803,715
  GATX Common Stock                                1,221,194         451,622
  Dreyfus New Leaders                                255,612         208,854
  Templeton Foreign Fund                             277,118         296,832
  Fidelity Freedom Income Fund                           421              --
  Fidelity Freedom 2000                                  863              --
  Fidelity Freedom 2010                               16,059              --
  Fidelity Freedom 2020                               33,114              --
  Fidelity Freedom 2030                               11,333              --
  Participant Loans                                1,548,538       1,388,364
                                                 -----------     -----------
Total investments                                 28,357,152      23,177,872


Receivables:
  Employer's contribution                                180          38,468
  Participants' contributions                            298          22,171
                                                 -----------     -----------
Total receivables                                        478          60,639
                                                 -----------     -----------
Total assets                                      28,357,630      23,238,511

LIABILITIES:
Excess employer's contribution                         4,247              --
Refunds due participants                              58,622         127,594
                                                 -----------     -----------
Total liabilities                                     62,869         127,594
                                                 -----------     -----------

           Net assets available for benefits     $28,294,761     $23,110,917
                                                 ===========     ===========

See accompanying notes.

                   GATX Logistics, Inc. Cash Accumulation Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information
                      For the Year Ended December 31, 1998

                                                                                FUND INFORMATION
                                               ----------------------------------------------------------------------------------

                                                 PUTNAM            MANAGED                            SPARTAN
                                                 VOYAGER           INCOME            PURITAN         US EQUITY          EQUITY
                                                   FUND          PORTFOLIO II          FUND            INDEX            INCOME
                                               ------------      ------------      ------------     ------------     ------------
Additions to net assets attributed to:
Dividends and interest                         $    838,945      $    414,401      $    232,952     $     70,755     $     56,589
                                               ------------      ------------      ------------     ------------     ------------
Net realized and unrealized
  appreciation/ depreciation on
  investments                                     1,484,563                --            84,042          628,005           38,690
                                               ------------      ------------      ------------     ------------     ------------
                                                  2,323,508           414,401           316,994          698,760           95,279

Employer's contributions                            518,295           495,714           174,130          213,427           86,909

Participants' contributions                         871,005           738,041           278,271          373,839          163,695

Transfers between funds, net                       (227,679)         (175,225)           79,204           86,706          (70,402)

                                               ------------      ------------      ------------     ------------     ------------
                                                  1,161,621         1,058,530           531,605          673,972          180,202
                                               ------------      ------------      ------------     ------------     ------------

Total additions                                   3,485,129         1,472,931           848,599        1,372,732          275,481

Deductions from nets assets attributed to:
Distributions                                     1,477,934           840,990           174,469          231,622           65,374

Loan withdrawals, net                               187,463           132,478            48,773           74,206            5,153
Administrative expenses                              31,067            59,900            11,888            9,978            9,028
                                               ------------      ------------      ------------     ------------     ------------
Total deductions                                  1,696,464         1,033,368           235,130          315,806           79,555
                                               ------------      ------------      ------------     ------------     ------------

Net increase (decrease)                           1,788,665           439,563           613,469        1,056,926          195,926


Net Assets Available for Benefits,
At Beginning of Year                              9,734,174         6,474,879         1,687,741        2,191,025          806,497
                                               ------------      ------------      ------------     ------------     ------------

Net Assets Available for Benefits,
At End of Year                                 $ 11,522,839      $  6,914,442      $  2,301,210     $  3,247,951     $  1,002,423
                                               ============      ============      ============     ============     ============


                                                                                                        FIDELITY
                                                   GATX            DREYFUS          TEMPLETON           FREEDOM          FIDELITY
                                                  COMMON             NEW             FOREIGN             INCOME           FREEDOM
                                                   STOCK           LEADERS             FUND               FUND             2000
                                               ------------      ------------      ------------      ------------      ------------
Additions to net assets attributed to:
Dividends and interest                         $     26,704      $      8,794      $     30,275      $         10      $         13
                                               ------------      ------------      ------------      ------------      ------------
Net realized and unrealized
  appreciation/ depreciation on
  investments                                        32,124           (24,421)          (47,920)               --                (2)
                                               ------------      ------------      ------------      ------------      ------------
                                                     58,828           (15,627)          (17,645)               10                11

Employer's contributions                            138,797            44,881            38,209               194               419

Participants' contributions                         257,513            90,239            72,446               183               419

Transfers between funds, net                        401,782           (46,310)          (94,787)               --                --

                                               ------------      ------------      ------------      ------------      ------------
                                                    798,092            88,810            15,868               377               838
                                               ------------      ------------      ------------      ------------      ------------

Total additions                                     856,920            73,183            (1,777)              387               849

Deductions from nets assets attributed to:
Distributions                                        69,174            27,188            20,254                --                --

Loan withdrawals, net                                20,340               252            (1,490)              (35)              (14)
Administrative expenses                               1,336               365               208                --                --
                                               ------------      ------------      ------------      ------------      ------------
Total deductions                                     90,850            27,805            18,972               (35)              (14)
                                               ------------      ------------      ------------      ------------      ------------

Net increase (decrease)                             766,070            45,378           (20,749)              422               863


Net Assets Available for Benefits,
At Beginning of Year                                455,161           210,242           297,873                --                --
                                               ------------      ------------      ------------      ------------      ------------

Net Assets Available for Benefits,
At End of Year                                 $  1,221,231      $    255,620      $    277,124      $        422      $        863
                                               ============      ============      ============      ============      ============

                                                FIDELITY           FIDELITY           FIDELITY
                                                 FREEDOM            FREEDOM            FREEDOM       PARTICIPANT
                                                   2010               2020               2030           LOANS             OTHER
                                               ------------      ------------      ------------      ------------      ------------
Additions to net assets attributed to:
Dividends and interest                         $        453      $        854      $        371      $         --      $         --
                                               ------------      ------------      ------------      ------------      ------------
Net realized and unrealized
  appreciation/ depreciation on
  investments                                           189               385               605                --                --
                                               ------------      ------------      ------------      ------------      ------------
                                                        642             1,239               976                --                --

Employer's contributions                              1,029             1,618             1,567                --            36,322

Participants' contributions                           1,087             2,128             1,723                --                --

Transfers between funds, net                         13,168            27,275             6,268                --                --

                                               ------------      ------------      ------------      ------------      ------------
                                                     15,284            31,021             9,558                --            36,322
                                               ------------      ------------      ------------      ------------      ------------

Total additions                                      15,926            32,260            10,534                --            36,322

Deductions from nets assets attributed to:
Distributions                                            --                --                --                --           (32,650)

Loan withdrawals, net                                  (136)             (855)             (801)         (167,827)               --
Administrative expenses                                  --                --                --                --                --
                                               ------------      ------------      ------------      ------------      ------------
Total deductions                                       (136)             (855)             (801)         (167,827)          (32,650)
                                               ------------      ------------      ------------      ------------      ------------

Net increase (decrease)                              16,062            33,115            11,335           167,827            68,972


Net Assets Available for Benefits,
At Beginning of Year                                     --                --                --         1,380,919          (127,594)
                                               ------------      ------------      ------------      ------------      ------------

Net Assets Available for Benefits,
At End of Year                                 $     16,062      $     33,115      $     11,335      $  1,548,746      $    (58,622)
                                               ============      ============      ============      ============      ============

                                                  TOTAL
                                               ------------
Additions to net assets attributed to:
Dividends and interest                         $  1,681,116
                                               ------------
Net realized and unrealized
  appreciation/ depreciation on
  investments                                     2,196,260
                                               ------------
                                                  3,877,376

Employer's contributions                          1,751,511

Participants' contributions                       2,850,589

Transfers between funds, net                             --

                                               ------------
                                                  4,602,100
                                               ------------

Total additions                                   8,479,476

Deductions from nets assets attributed to:
Distributions                                     2,874,355

Loan withdrawals, net                               297,507
Administrative expenses                             123,770
                                               ------------
Total deductions                                  3,295,632
                                               ------------

Net increase (decrease)                           5,183,844


Net Assets Available for Benefits,
At Beginning of Year                             23,110,917
                                               ------------

Net Assets Available for Benefits,
At End of Year                                 $ 28,294,761
                                               ============

                   GATX Logistics, Inc. Cash Accumulation Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information
                      For the Year Ended December 31, 1997

                                                                                   FUND INFORMATION
                                                -----------------------------------------------------------------------------
                                                  PUTNAM           MANAGED                         SPARTAN
                                                  VOYAGER           INCOME                         US EQUITY        EQUITY
                                                    FUND         PORTFOLIO II     PURITAN FUND       INDEX          INCOME
                                                -----------      -----------      -----------     -----------     -----------
Additions to net assets attributed to:
Dividends and interest                          $   602,107      $   405,257      $   138,780     $    55,403     $    41,074
Net realized and unrealized
  appreciation/ depreciation on investments       1,407,530               --          163,729         467,253         115,126
                                                -----------      -----------      -----------     -----------     -----------
                                                  2,009,637          405,257          302,509         522,656         156,200

Employer's contributions                            514,920          485,424          152,271         175,031          57,109

Participants' contributions                         905,237          726,430          247,737         321,956         107,143

Transfers between funds, net                       (793,706)        (216,686)           9,834         253,699         276,268
                                                -----------      -----------      -----------     -----------     -----------
                                                    626,451          995,168          409,842         750,686         440,520
                                                -----------      -----------      -----------     -----------     -----------

Total additions                                   2,636,088        1,400,425          712,351       1,273,342         596,720
                                                -----------      -----------      -----------     -----------     -----------

Deductions from nets assets attributed to:
Distributions                                       898,342          744,295          197,834         204,101          40,282

Loan withdrawals, net                               152,517          126,826           45,336          73,459           5,058

Administrative expenses                              26,300           71,259           11,751           8,635           5,517
                                                -----------      -----------      -----------     -----------     -----------
Total deductions                                  1,077,159          942,380          254,921         286,195          50,857
                                                -----------      -----------      -----------     -----------     -----------

Net increase (decrease)                           1,558,929          458,045          457,430         987,147         545,863

Net Assets Available for Benefits
At Beginning of Year                              8,175,245        6,016,834        1,230,311       1,203,878         260,634
                                                -----------      -----------      -----------     -----------     -----------
Net Assets Available for Benefits
At End of Year                                  $ 9,734,174      $ 6,474,879      $ 1,687,741     $ 2,191,025     $   806,497
                                                ===========      ===========      ===========     ===========     ===========

                                                   GATX           DREYFUS       TEMPLETON
                                                  COMMON            NEW           FOREIGN        PARTICIPANT
                                                   STOCK          LEADER            FUND             LOANS            OTHER
                                                -----------     -----------     -----------      -----------      -----------
Additions to net assets attributed to:
Dividends and interest                          $       775     $    18,562     $    35,301      $        --      $        --
Net realized and unrealized
  appreciation/ depreciation on investments          90,519           2,549         (26,363)              --               --
                                                -----------     -----------     -----------      -----------      -----------
                                                     91,294          21,111           8,938               --               --

Employer's contributions                             38,851          25,641          28,653               --               --

Participants' contributions                          65,957          49,811          57,685               --               --

Transfers between funds, net                        196,058          76,584         197,949               --               --
                                                -----------     -----------     -----------      -----------      -----------
                                                    300,866         152,036         284,287               --               --
                                                -----------     -----------     -----------      -----------      -----------

Total additions                                     392,160         173,147         293,225               --               --
                                                -----------     -----------     -----------      -----------      -----------

Deductions from nets assets attributed to:
Distributions                                         7,193          11,942          23,038               --           71,043

Loan withdrawals, net                                 2,395           3,909          11,403         (228,756)              --

Administrative expenses                                 377             175             191               --          (24,803)
                                                -----------     -----------     -----------      -----------      -----------
Total deductions                                      9,965          16,026          34,632         (228,756)          46,240
                                                -----------     -----------     -----------      -----------      -----------

Net increase (decrease)                             382,195         157,121         258,593          228,756          (46,240)

Net Assets Available for Benefits
At Beginning of Year                                 72,966          53,121          39,280        1,152,163          (81,354)
                                                -----------     -----------     -----------      -----------      -----------
Net Assets Available for Benefits
At End of Year                                  $   455,161     $   210,242     $   297,873      $ 1,380,919      $  (127,594)
                                                ===========     ===========     ===========      ===========      ===========
                                                   TOTAL
                                                -----------
Additions to net assets attributed to:
Dividends and interest                          $ 1,297,259
Net realized and unrealized
  appreciation/ depreciation on investments       2,220,343
                                                -----------
                                                  3,517,602

Employer's contributions                          1,477,900

Participants' contributions                       2,481,956

Transfers between funds, net                             --
                                                -----------
                                                  3,959,856
                                                -----------

Total additions                                   7,477,458
                                                -----------

Deductions from nets assets attributed to:
Distributions                                     2,198,070

Loan withdrawals, net                               192,147

Administrative expenses                              99,402
                                                -----------
Total deductions                                  2,489,619
                                                -----------

Net increase (decrease)                           4,987,839

Net Assets Available for Benefits
At Beginning of Year                             18,123,078
                                                -----------
Net Assets Available for Benefits
At End of Year                                  $23,110,917
                                                ===========

                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements
                                December 31, 1998



NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value based on quoted market prices or redemption value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Logistics, Inc. (the Company) Cash Accumulation Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by the participants of the Plan.

The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA), and was established to afford employees an opportunity to save systematically for retirement. The Plan covers all employees of the Company who have completed one year of employment with at least 1,000 hours of service and are at least twenty-one years of age.

An eligible participant may elect to have the Company deposit amounts to the Plan on his or her behalf through the execution of salary reduction agreements as provided under section 401(k) of the Internal Revenue Code and its regulations. Participant contributions can range from 1% to 16% of a participant's compensation but cannot exceed the limit ($10,000 for the fiscal year ended December 31, 1998) on elective deferrals according to section 402(g)(1) of the Internal Revenue Code. The Company contributes to the Plan for each participant who is an active employee as of the end of each month, an amount equal to the participant contribution made for such month up to 4% of the participant's compensation.

An employee or beneficiary will be fully vested in the Company's matching contributions upon completion of one of the following: 1) completion of four years of service, 2) a normal retirement or disability, or 3) in the event of death. If employment terminates prior to completion of four years of service, then the Company's match will be partially vested based on years of service as follows: less than two years - 0%, two to four years - 50% and four or more - 100%.

Effective January 1, 1999, the Plan's vesting policy was amended such that a participant shall be fully vested at all times in the account value of his employer contributions account.

                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements
                                December 31, 1998


NOTE B - DESCRIPTION OF THE PLAN - CONTINUED

Upon termination of employment, disability or death, a participant or beneficiary may elect to receive either a lump-sum equal to the value of his or her account, or equal monthly, quarterly, or semi-annual installments over a period not to exceed ten years.

Participants may elect to have their contributions invested in the Putnam Voyager Fund, Managed Income Portfolio II, Puritan Fund, Spartan US Equity Index, Equity Income, GATX Common Stock, Dreyfus New Leaders, Templeton Foreign Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, or in a combination of any of the funds in multiples of 5% in each fund selected.

Active participants may obtain loans from the Plan at any time. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

Each month each participant's contribution and the Company's matching contribution is credited to each participant's account. Non-vested amounts which are forfeited are used periodically to reduce the amount of the Company's matching contribution. The balance of the forfeiture account at December 31, 1998 was $182,320. Investment gains or losses (realized and unrealized) are allocated, based on previous business day's quoted market prices, to each participant's account in the proportion that each participant's account bears to the total of all account balances.

Employees participating in the Plan had invested in the available funds as follows (some having invested in more than one fund):

                                       DECEMBER 31, 1998
                                       -----------------
Total employees participating                1,871

Putnam Voyager Fund                          1,106
Managed Income Portfolio II                  1,095
Puritan Fund                                   569
Spartan US Equity Index                        598
Equity Income                                  308
GATX Common Stock                              462
Dreyfus New Leaders                            190
Templeton Foreign Fund                         156
Fidelity Freedom Income Fund                     5
Fidelity Freedom 2000                            7
Fidelity Freedom 2010                           17
Fidelity Freedom 2020                           21
Fidelity Freedom 2030                           24

                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements
                                December 31, 1998


The Company intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions. Should the Plan terminate at some future date, its net assets will be available to provide participants their distributions in proportion to their allocable share of the Plan assets at the date of such termination.

NOTE C - INVESTMENTS

The cost of investments and number of shares or units held at December 31, 1998 and 1997 were as follows:


                                      1998                               1997
                                   ----------------------------------------------------------------
                                   SHARES/UNITS         COSTS         SHARES/UNITS         COSTS
                                   ----------------------------------------------------------------
Putnam Voyager Fund                    525,673        $8,880,184          509,669      $  8,052,461
Managed Income Portfolio II          6,918,638         6,918,638        6,456,274         6,456,274
Puritan Fund                           114,658         2,111,490           86,696         1,536,718
Spartan US Equity Index                 73,883         2,287,238           62,402         1,688,516
Equity Income                           18,045           891,524           15,335           697,460
GATX Common Stock                       73,125         1,106,523           29,006           361,589
Dreyfus New Leaders                      6,188           270,603            4,709           207,771
Templeton Foreign Fund                  33,030           334,495           29,832           320,604
Fidelity Freedom Income Fund                38               421               --                --
Fidelity Freedom 2000                       70               866               --                --
Fidelity Freedom 2010                    1,207            15,870               --                --
Fidelity Freedom 2020                    2,374            32,729               --                --
Fidelity Freedom 2030                      816            10,727               --                --
Participant Loans                    1,548,746         1,548,746        1,380,919         1,380,919
                                                     -----------                        -----------

                                                     $24,410,054                        $20,702,312
                                                     ===========                        ===========

                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements
                                December 31, 1998

NOTE D - MASTER TRUST

The GATX Common Stock Fund is in a Master Trust which includes the stock funds of three GATX Corporation, (the Parent), benefit plans: the GATX Corporation Salaried Employee Retirement Savings Plan; the GATX Corporation Hourly Employee Retirement Savings Plan; and the GATX Logistics, Inc. Cash Accumulation Plan.


                                                                          DECEMBER 31
                                                                              1998
                                                                          ------------
ASSETS
GATX Corporation common stock                                             $ 65,423,003

RECEIVABLES
Other receivables                                                              227,974
                                                                          ------------
                                                                          $ 65,650,977
                                                                          ============

                                                                           YEAR ENDED
                                                                          DECEMBER 31
                                                                              1998
                                                                          ------------
ADDITIONS
Contributions                                                             $  4,283,297
Interfund transfers                                                          3,272,023
Loan repayments                                                                380,641
Interest and dividend income                                                 1,670,167
                                                                          ------------
                                                                             9,606,128

DEDUCTIONS
Benefit payments                                                            (2,868,899)
Participant loans                                                             (571,065)
                                                                          ------------
                                                                            (3,439,964)

Net realized and unrealized appreciation in fair value of investments        2,788,325
Beginning of year                                                           56,696,488
                                                                          ------------
End of year                                                               $ 65,650,977
                                                                          ============

The Plan has a 1.7% interest in the Master Trust.

                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements
                                December 31, 1998


NOTE E - FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 2, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Accordingly, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE F - YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by October 1999. The Company does not expect this project to have a significant effect on plan operations.

                   GATX Logistics, Inc. Cash Accumulation Plan

                               EIN No.: 592042072
                                  Plan No.: 001

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                    DESCRIPTION OF
IDENTITY OF ISSUE                     INVESTMENT                    COST               FAIR VALUE
---------------------------------------------------------------------------------------------------
 Putnam Voyager Fund                     525,673 units          $ 8,880,184            $11,522,839
 MIP II                                6,918,638 units            6,918,638              6,918,689
 Puritan Fund                            114,658 units            2,111,490              2,301,210
 Spartan US Equity Index                  73,883 units            2,287,238              3,247,951
 Equity Income                            18,045 units              891,524              1,002,423
 GATX Common Stock*                       73,125 units            1,106,523              1,221,231
 Dreyfus New Leaders                       6,188 units              270,603                255,620
 Templeton Foreign Fund                   33,030 units              334,495                277,124
 Fidelity Freedom Income Fund                 38 units                  421                    422
 Fidelity Freedom 2000                        70 units                  866                    863
 Fidelity Freedom 2010                     1,207 units               15,870                 16,062
 Fidelity Freedom 2020                     2,374 units               32,729                 33,115
 Fidelity Freedom 2030                       816 units               10,727                 11,335
 Participant Loans                        8% per annum                   --              1,548,746
                                                                ----------------------------------

                                                                $24,410,054            $28,357,630
                                                                ==================================


*Indicates a party-in-interest

                                                                                                   FAIR VALUE
                                                                                                   OF ASSET ON
IDENTITY OF PARTY INVOLVED   DESCRIPTION OF ASSETS       PURCHASES     SALES      COST OF ASSET  TRANSACTION DATE   NET GAIN (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)-- SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS
------------------------------------------------------------------------------
Fidelity Management     Putnam Voyager Fund           $2,986,178     $       --     $2,986,178     $2,986,178     $    --
Trust Company                                                 --      2,657,186      2,158,816      2,657,186     498,370

Fidelity Management     Puritan                          987,018             --        987,018        987,018          --
Trust Company                                                 --        450,053        412,246        450,053      37,807

Fidelity Management     Managed Inc. Portfolio II      2,813,688             --      2,813,688      2,813,688          --
Trust Company                                                 --      2,351,325      2,351,325      2,351,325          --

Fidelity Management     Spartan U.S. Equity Index      1,249,643             --      1,249,643      1,249,643          --
Trust Company                                                 --        812,564        650,918        812,564     161,646

Fidelity Management     GATX Common Stock                978,242             --        978,242        978,242          --
Trust Company                                                 --        263,633        233,309        263,633      30,324


There were no category (i), (ii) or (iv) reportable transactions during 1998.

Note: Lease rental and expense incurred with transaction are not applicable.


15